FOR IMMEDIATE RELEASE

CE Franklin Ltd. Announces Additions to the Board of Directors

April 6, 2010 - CE Franklin Ltd. (NASDAQ: - CFK, TSX: - CFT) announced today that Mr. Bradley Thomson and Mr. Keith Turnbull have joined the Board of Directors, effective immediately. Both Mr. Thomson and Mr. Turnbull will also stand for election at the upcoming Annual General Meeting of Shareholders on April 27, 2010.

Mr. Turnbull has nearly 30 years of experience as a chartered accountant with accounting firm KPMG LLP. He is a member of the Alberta and Canadian Institute of Chartered Accountants and the Institute of Corporate Directors.

Mr. Thomson joins the Board of Directors having previously been a member of the senior executive team of TransCanada Corporation. He has also held senior positions with Northridge Canada Inc. and KPMG Peat Marwick. He has over 25 years of diverse experience in the energy industry.

Current directors David Dyck and Victor Stobbe will not be standing for re-election and will be leaving the Board of Directors at the time of the Annual General Meeting. "We are very fortunate to have had David Dyck and Victor Stobbe serve as members of the Board of Directors, we thank them for their service, and are sorry to see them go," said President & CEO Michael S. West. "We welcome Bradley Thomson and Keith Turnbull, knowing they will add to the strength of the Board."

As a result of Mr. Thomson's appointment, at the Annual General Meeting, shareholders will be asked to pass a resolution electing seven directors, rather than six as stated in the Information Circular dated February 11, 2010.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 49 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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